UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)*
RiverNorth Opportunities Fund, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76881Y 109
(CUSIP Number(s))
Marc Collins RiverNorth Capital Management, LLC 325 N. LaSalle St., Suite 645 Chicago, Illinois 60654-7030 (312) 445-2251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76881Y 109

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
RiverNorth Capital Management, LLC I.R.S. Identification No.: 27-1560688

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	336,390

8. Shared Voting Power:	—

9. Sole Dispositive Power:	336,390

10. Shared Dispositive Power:	—

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	336,390

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11):	9.0%

14. Type of Reporting Person (See Instructions):
IA

CUSIP No.	76881Y 109

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Patrick W. Galley

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	25,000

8. Shared Voting Power:	336,390

9. Sole Dispositive Power:	25,000

10. Shared Dispositive Power:	336,390

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	361,390

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11):	9.6%

14. Type of Reporting Person (See Instructions):
IN

CUSIP No.	76881Y 109

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Brian H. Schmucker

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	34,000

8. Shared Voting Power:	336,390

9. Sole Dispositive Power:	34,000

10. Shared Dispositive Power:	336,390

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	370,390

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11):	9.9%

14. Type of Reporting Person (See Instructions):
IN

Item 1. Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Shares”), of RiverNorth Opportunities Fund, Inc., a closed-end management investment company (the “Issuer”).  The Issuer’s principal executive offices are located at 1290 Broadway, Suite 1100, Denver, Colorado 80203.
Item 2. Identity and Background
This Statement is being filed on behalf of RiverNorth Capital Management, LLC (“RiverNorth”), Patrick W. Galley and Brian H. Schmucker (each a “Reporting Person” and collectively the “Reporting Persons”).  The address of the principal business offices of each Reporting Person is 325 N. LaSalle St., Suite 645, Chicago, Illinois 60654.
RiverNorth, a Delaware limited liability company, serves as the subadviser for the Issuer and makes the day-to-day investment decisions for the Issuer.  RiverNorth provides discretionary investment management services primarily to registered investment companies, private investment companies and institutional clients.  Information concerning each natural person who is an executive officer, director or controlling person (the “Listed Persons”) of RiverNorth is listed on Annex A hereto and is incorporated by reference herein. All of the Listed Persons are citizens of the United States.
Brian H. Schmucker is the Chief Executive Officer and a manager of RiverNorth, and Patrick W. Galley is the Chief Investment Officer and a manager of RiverNorth, and each are principals of RiverNorth Holding Co., RiverNorth’s indirect parent company.  Each of Messrs. Galley and Schmucker may be deemed to have the power to direct the voting or disposition of the Shares held by RiverNorth.
During the last five years, none of the Reporting Persons, and to the best knowledge of RiverNorth, none of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
RiverNorth purchased 375,000 Shares on December 29, 2015 for an aggregate cash purchase price of $7.5 million.  The source of funds was working capital.  As of the date of this Statement, RiverNorth owns 336,390 Shares.  Each of Messrs. Galley and Schmucker purchased 25,000 Shares on December 29, 2015 for a purchase price of $500,000 with personal funds. As of the date of this Statement, Mr. Schmucker owns 34,000 Shares.
Item 4. Purpose of Transaction
The Shares were purchased for investment purposes.  In its capacity as subadviser to the Issuer, RiverNorth may be deemed to have the ability, directly or indirectly, to influence the control of the Issuer.  Since its initial acquisition of Shares, RiverNorth has sold, and may undertake further sales of, the Shares that it holds.
Item 5. Interest in Securities of the Issuer
(a)-(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
(c) None of the Reporting Persons have effected any transaction(s) in the Shares during the past sixty days:
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material to Be Filed as Exhibits
Exhibit Description
99.1	Joint Filing Agreement, dated as of August 10, 2017, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 10, 2017	RiverNorth Capital Management, LLC By: /s/Marcus Collins Marcus Collins, General Counsel and Chief Compliance Officer
/s/ Patrick W. Galley Patrick W. Galley
/s/Brian M. Schmucker Brian M. Schmucker

ANNEX A
The following sets forth the name and present principal occupation of each executive officer, director and control person of the Reporting Persons (the “Listed Persons”). The business address of each of the Listed Persons is 325 N. LaSalle St., Suite 645, Chicago, Illinois 60654-7030.
NAME	PRINCIPAL OCCUPATION(S)
Schmucker, Brian H.	Chief Executive Officer of RiverNorth; Principal of RiverNorth Holding Co.
Galley, Patrick W.	Chief Investment Officer of RiverNorth; Principal of RiverNorth Holding Co.
Mohrhardt, Jonathan M.	Chief Operating Officer of RiverNorth
Collins, Marcus L.	General Counsel and Chief Compliance Officer of RiverNorth

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock of RiverNorth Opportunities Fund, Inc.,  beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.
August 10, 2017	RiverNorth Capital Management, LLC By: /s/Marcus Collins Marcus Collins, General Counsel and Chief Compliance Officer
/s/ Patrick W. Galley Patrick W. Galley
/s/Brian M. Schmucker Brian M. Schmucker